

S   18006094   I

ANNUAL AUDITED REPORT SEC
FORM X-17A-5 Mail Processing
PART III Section

MAR 0 1 2018



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SEC FILE NUMBER
8- 68651

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 _____ AND ENDING 12/31/17 _____
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loughlin Investments LLC d/b/a/ LM+Co Capital | OFFICIAL USE ONLY |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) | FIRM I.D. NO. |

20 West 55th Street, 5th floor
_____
                        (No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mary Ellen Mundy, 973-994-9494 ext 176
_____
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co., LLC
_____
                  (Name – if individual, state last, first, middle name)

293 Eisenhower Pkwy, Suite 290 Livingston	NJ	07039-1711
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Peter Broshek _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Loughlin Investments LLC d/b/a/ LM+Co Capital _____ , as

of February 15, 2018 _____ , 20 18 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Chief Compliance Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [✓] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [✓] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SOBEL & CO. LLC

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Loughlin Investments, LLC
d/b/a LM + Co. Capital
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Loughlin Investments, LLC d/b/a LM + Co. Capital as of December 31, 2017, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedule (collectively, referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Loughlin Investments, LLC d/b/a LM + Co. Capital as of December 31, 2017, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of Loughlin Investments, LLC d/b/a LM + Co. Capital's management. Our responsibility is to express an opinion on Loughlin Investments, LLC d/b/a LM + Co. Capital's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Loughlin Investments, LLC d/b/a LM + Co. Capital in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co, LLC

Certified Public Accountants

We have served as Loughlin Investments, LLC d/b/a LM + Co. Capital's auditor since 2012.

Livingston, New Jersey
February 27, 2018



Allinial
GLOBAL

LOUGHLIN INVESTMENTS LLC
d/b/a LM + CO CAPITAL
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$ 137,336
Prepaid expenses	12,188
TOTAL ASSETS	**$ 149,524**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable	$ 1,946
TOTAL LIABILITIES	1,946
MEMBERS' EQUITY	147,578
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 149,524

The accompanying footnotes are an integral part of these financial statements.

LOUGHLIN INVESTMENTS LLC
d/b/a LM + CO CAPITAL
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES	
Commission revenue	$ 466,350
TOTAL REVENUES	466,350
EXPENSES	
Dues	4,644
Office	4,116
Insurance	11,099
Compliance	36,061
Payroll and related	246,709
Professional development	13,692
Professional fees	20,178
Rent	26,184
Taxes	4,232
Travel and entertainment	30,221
Telephone and internet	16,914
TOTAL EXPENSES	414,050
Net Income	$ 52,300

The accompanying footnotes are an integral part of these financial statements.

LOUGHLIN INVESTMENTS LLC
d/b/a LM + CO CAPITAL
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

MEMBERS' EQUITY, DECEMBER 31, 2016	$ 95,279
Net Income	52,299
MEMBERS' EQUITY, DECEMBER 31, 2017	$ 147,578

The accompanying footnotes are an integral part of these financial statements.

LOUGHLIN INVESTMENTS LLC
d/b/a LM + CO CAPITAL
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income $ 52,300

Adjustments to reconcile net loss to net
cash used in operating activities:

Changes in operating assets and liabilities:

Accounts receivable	12,500
Prepaid expenses	4,877
Accrued expenses	13

NET CASH PROVIDED BY OPERATING ACTIVITIES   69,690

NET INCREASE IN CASH   69,690

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD   67,646

CASH AND CASH EQUIVALENTS, END OF PERIOD $ 137,336

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

State and city income taxes paid $ 4,232

The accompanying footnotes are an integral part of these financial statements.

LOUGHLIN INVESTMENTS LLC
D/B/A LM + CO CAPITAL
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 1 - <u>Organization and Summary of Significant Accounting Policies</u>

<u>Organization</u>
Loughlin Investments, LLC d/b/a LM + Co Capital (the "Company") was formed in 2004 in the state of Delaware. The Company is headquartered in New York, New York. On November 13, 2012, the Securities and Exchange Commission ("SEC") accepted the Company's application for registration as a broker or dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. In addition, on November 13, 2012, the Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application. The Company is registered with the SEC and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC"). The Company specializes in mergers and acquisitions and other related services.

<u>Basis of Accounting</u>
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States of America.

<u>Reporting Period</u>
The company reports its financial information on a calendar year (December 31). These financial statements reflect the financial information as of December 31, 2017, and for the year then ended.

<u>Use of Estimates</u>
The presentation of the financial statements is in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Revenue Recognition</u>
Revenue consist of fees earned from providing merger and acquisition services and are recorded upon performance of these services. Non-refundable retainer fees are earned and recorded on a monthly basis. Success fees are earned and recorded when a transaction is closed.

<u>Income Taxes</u>
The company is treated as a partnership for federal, state and local income tax purposes: therefore, the taxable income or loss from the Company's operations is allocated to the Company's members.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. At December 31, 2017, there were no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements. In addition, no penalties or interest were incurred during the year ended December 31, 2017.

Subsequent Events
The Company has evaluated its subsequent events and transactions occurring after December 31, 2017 through February 27, 2018, the date the financial statements were available to be issued.

Note 2 - Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance if the minimum net capital of the greater of $5,000 or one-eighth of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017 the Company had net capital of $135,390 which exceeds its requirement by $130,390.

The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the securities and Exchange Commission due to the fact that it qualifies for, and complies, with the exemptive provision k(2)(i) of Rule 15c3-3. This provision exempts brokers or dealers who do not hold funds for securities for, or owe money or securities to, customers from having to furnish the "computation of reserve requirements."

There were no differences between this calculation of net capital and the corresponding computation presented by the Company and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2017.

8

Note 3 - Concentrations of Credit Risk

For the year ended December 31, 2017, 2 customers made up 100% of the Company's annual revenues.

Note 4 - Related Party Transactions

Under the terms of an expense sharing agreement, certain expenses of the Company are paid by Loughlin Management Partners & Co. Inc., a related party through common ownership, on behalf of the Company. For the year ended December 31, 2017, expenses paid to this affiliate, related to the expense sharing agreement or to reimburse for other expenses as invoiced, amounted to approximately $339,140.



SOBEL & CO. LLC

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Members
Loughlin Investments, LLC
d/b/a LM + Co. Capital
New York, New York

We have audited the financial statements of Loughlin Investments, LLC d/b/a LM + Co. Capital as of and for the year ended December 31, 2017, and have issued our report thereon dated February 27, 2018, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, contained on page 12, has been subjected to audit procedures performed in conjunction with the audit of Loughlin Investments, LLC d/b/a LM + Co. Capital's financial statements. The supplemental information is the responsibility of Loughlin Investments, LLC d/b/a LM + Co. Capital's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Certified Public Accountants

Livingston, New Jersey
February 27, 2018



LOUGHLIN INVESTMENTS LLC
d/b/a LM + CO CAPITAL
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SECURITIES EXCHANGE COMMISSION
DECEMBER 31, 2017

NET CAPITAL
Total Members' Equity $ 147,578

DEDUCTIONS AND/OR CHANGES
Non-allowable assets   12,188
    NET CAPITAL   135,390

Less: Minimum net capital requirements at 6 2/3% of
aggregate indebtedness ($5,000 if higher)   5,000

    EXCESS NET CAPITAL $ 130,390

AGGREGATE INDEBTEDNESS
Accounts payable $ 1,946

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   .0144 to 1



SOBEL & CO. LLC

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Loughlin Investments, LLC
d/b/a LM + Co. Capital
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Loughlin Investments, LLC d/b/a LM + Co. Capital identified the following provisions of 17 C.F.R. §15c3-3(k) under which Loughlin Investments, LLC d/b/a LM + Co. Capital claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) ("exemption provisions"), and (2) Loughlin Investments, LLC d/b/a LM + Co. Capital stated that Loughlin Investments, LLC d/b/a LM + Co. Capital met the identified exemption provisions throughout the most recent fiscal year without exception. Loughlin Investments, LLC d/b/a LM + Co. Capital's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Loughlin Investments, LLC d/b/a LM + Co. Capital's compliance with the exemption provisions. A review is substantially less in scope than an examination the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Certified Public Accountants

Livingston, New Jersey
February 27, 2018



Exemption Report
December 31, 2017

Loughlin Investment LLC d/b/a LM + Co Capital ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claims an exemption from 17 C.F.R. §240.15c3-3 under Section k(2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(i) for the entire period January 1, 2017 through December 31, 2017, without exception.

I, Peter Broshek, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Peter Broshek
Managing Member

LOUGHLIN INVESTMENTS LLC
D/B/A LM + CO CAPITAL

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2017

LOUGHLIN INVESTMENTS LLC
D/B/A LM + CO CAPITAL

CONTENTS